Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at March 14, 2014

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. and its wholly-owned subsidiary QTM Extraction Ltd. (collectively “Quest” or the “Corporation”) covers the quarter ended January 31, 2014, unless otherwise noted. It should be read in conjunction with the audited consolidated financial statements and related notes as at and for the year ended October 31, 2013 and the condensed interim consolidated financial statements for the quarter ended January 31, 2014.

The condensed interim consolidated financial statements for the quarter ended January 31, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2013 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2013, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

CORPORATE OVERVIEW

Quest is a Canadian exploration and development company focused on the development of its important Strange Lake REE deposit in northeastern Québec, the identification and discovery of new REE deposit opportunities, and the engineering and construction of a processing facility in southern Québec.

Quest’s objective is to become a major stable global supplier of rare earth products. It has a preliminary agreement for the supply of zirconium product, and is continuing discussions with major industrial users of REE in Europe and North America. Quest is poised to establish a major new North American industrial sector of global importance, able to address the chronic HREE+Yttrium (HREE+Y) supply deficit over a long period of time.

Exploration Strategy

The Corporation’s 2009 exploration program led to the discovery of a major new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. Quest believes Strange Lake has the potential to be one of the world’s largest and highest-grade heavy rare earth (HREE) mining projects.

The Strange Lake property comprises a total of 504 claims all located in Québec. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine (Figure 1), covers an area of 22,479 hectares. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional REE showings identified by Quest crews on the property.

Quest’s exploration strategy combines prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production. In support of the Strange Lake development project work, Quest is currently in the process of building a rare earth and rare metal mine development team.

Pre-Feasibility Study

In late 2013, Quest filed its final report on a pre-feasibility study for the Strange Lake rare earth development and processing project. Results of the study showed robust financial metrics for the project and the planned processing facility in Québec. It concluded that the preparation of a definitive feasibility study (FS) was justified. This comprehensive FS will be started in 2014. In addition, during fiscal 2013, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.

In November 2013, Quest announced that its planned processing facility would be built in Bécancour, Québec. It will be the first facility of its kind in North America and one of the most technologically advanced. Quest’s goal is to provide the growing global market for critical manufacturing inputs with a secure and dependable supply of REE, given the vagaries of pricing and availability from China, currently the world’s largest source of REE.

The Corporation’s shares are listed for trading on NYSE MKT (formerly NYSE AMEX) and the Toronto Stock Exchange (TSX) under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

Pre-Feasibility Study (PFS) Results

On December 12, 2013 Quest filed a positive 43-101 compliant PFS report for its Strange Lake B-Zone REE deposit. The report is available on Quest’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar. The successful completion of the PFS marks a major milestone for Quest. Basic engineering for the Strange Lake project is under way. This will allow Quest to accelerate current discussions with potential off-take and strategic partners for financial and technical commitments to the integrated Strange Lake project. Contributors to the PFS were Micon International Limited (Micon International), Process Research Ortech Inc., AECOM Inc., Hatch Associates Ltd., Hazen Research Inc., SLR Consulting Ltd. and RPC. The PFS results show positive cash flows and a robust internal rate of return. With projected average annual rare earth oxide (REO) concentrate production of 13,650 metric tonnes (t), Quest believes that it has the potential to become a significant long-term global supplier of HREE. Based on the PFS, 47% of Strange Lake’s annual rare earth oxide production and 56% of its total revenues will be derived from HREE plus yttrium (HREE+Y) concentrate, which would make Quest one of the world’s leading suppliers of HREE+Y.

The PFS makes a strong business case for the construction of a hydrometallurgical plant in southern Québec to process whole ore shipped from Strange Lake and to produce four separated products – a mixed HREE+Y oxide concentrate, high-purity zirconium basic sulfate (ZBS, for further downstream processing), high-purity niobium oxide, and a mixed light rare earth double-sulfate concentrate. A mini-pilot metallurgical plant processing 100 kg per day of ore was commissioned in early 2012 to test certain separation processes. Quest is currently preparing for the construction of a full pilot mill, scheduled to commence operation in 2014. Construction is scheduled to start on the full processing facility in Bécancour, Québec in 2016 with an expected completion and commissioning in 2017 and delivery of the first product the following year.

Strategic Importance of Project

The integrated Strange Lake mining and processing project dovetails with both Canadian federal and Québec provincial industrial strategies. Quest believes that strategic North American industries from defense to automotive (electric cars) to wind turbines will welcome a stable source of rare earth product. Quest offers a major high-technology industrial opportunity for Québec and Canada with the potential for employing many highly-skilled technical and engineering employees. In Quest’s view, the compelling net present value of the Strange Lake project and expected significant amount of product output from Quest’s plant support the required capital investment. Quest believes that the full suite of products, considerable output level and lengthy project mine life will provide key customers with a significant advantage – the stability of North American supply.

PFS Highlights:

–	The PFS shows a robust internal rate of return (IRR) of 25.6% pre-tax and 21.2% post-tax. The net present value (NPV) of the project pre-tax unlevered with a 10% discount rate is $2.9 billion and $1.8 billion post-tax.

–	Total project construction capital costs are $2.57 billion, based on a minimum mine life of 30 years.

–	Cash operating costs average $432 million per year, $300 per/t milled.

–	Strange Lake is projected to generate on average $1.047 billion of revenue per year, comprised of 55.8% from the sale of HREE+Y concentrate, 17.3% from the sale of zirconium product, 12.9% from the sale of niobium product, and 13.9% from the sale of a light rare earth (LREE) concentrate.

–

Average annual product output is a mixed HREE+Y oxide concentrate containing 2,100 t of HREE oxide and 4,250 t of yttrium oxide, 24,650 t of ZrO2 contained (as high-purity ZBS), 3,200 t of high-purity niobium oxide, and a mixed LREE double-sulfate concentrate containing 7,300 t of LREE oxide equivalent.

–	The undiscounted REO basket price is $73.76 per kg. These price assumptions are based on consensus averages by industry peers from 2013 data, current published market prices from industry experts and key REE market analysts; the concentrate sale price used in the PFS includes a 30% concentrate discount to separated oxide pricing.

Figure 1 – Property Location Map, George River Area Projects, Québec and Newfoundland and Labrador

PFS – Key Metrics

The PFS results are based on whole-ore, to be mined at Strange Lake, trucked to the Labrador port facility, and then shipped via the St. Lawrence River to a port site which will be located in the Québec City to Montreal transportation corridor. The site was subsequently announced as Bécancour, Québec.

Table 1: Key Metrics

Metric	Amount	Units
Initial Capital Expenditure	$2,565	$million
Operating Cash Cost	$432	$million/year
Revenue	$1,047	$million/year

Economics (Pre-Tax, unlevered)
IRR	25.6%
NPV@8%	$4,014	$million
NPV@10%	$2,949	$million
NPV@12%	$2,163	$million

Economics (Post-Tax unlevered)
IRR	21.2%
NPV@8%	$2,544	$million
NPV@10%	$1,800	$million
NPV@12%	$1,252	$million

Payback Period	3.5	years

Mineral Resource
Indicated	278	million t
Inferred	214	million t

Mining
Ore Mined and Shipped	44.66	million t
Production Rate	1,440,000	t/yr
Life of Mine (LOM)	30	years
Strip Ratio	0.34	waste to ore

Revenue Break-down
HREE+Y1 Concentrate	$91.89	$/kg
LREE[2] Concentrate	$19.99	$/kg
Zirconium Basic Sulfate	$7.35	$/kg
Niobium Oxide	$42.00	$/kg

Recovery Rate
HREE+Y Average	83.1%
LREE Average	80.2%
Zirconium Basic Sulfate	74.2%
Niobium Oxide	86.8%

NOTES:

1.	Heavy Rare Earth Elements (HREE) include Eu, Gd, Er, Tb, Dy, Ho, Yb, Tm and Lu.
2.	Light Rare Earth Elements include La, Ce, Nd, Sm and Pr.
3.	All dollar amounts in the table above are in Canadian dollars.

Potential Project Efficiency Improvements

Quest has identified numerous efficiency and operational improvements to the base case assumptions presented in the PFS (see Press Release: October 23, 2013) which will reduce project capital and operating costs, lessen product supply risks and simplify the process plant design. These improvements will be evaluated in the FS work to be initiated in 2014.

These include: improvements to the current process flow sheet, restructuring the business model into multiple, integrated operating entities, on-site ore beneficiation to reduce product shipping volumes and costs, lowering the initial mining rate to reduce initial project capital requirements and the development of an aboriginal-owned operating company to assume control of all ground and marine logistics for the project.

Quest has identified a number of process improvements for its planned processing facility in Becancour which will be part of Quest’s FS. These improvements include the production of a heavy rare earth plus yttrium (HREE+Y) chloride concentrate instead of an oxide concentrate. This step is expected to reduce the operating costs for production of HREE+Y, while producing a concentrate which is an improved feedstock when compared to individual separation processes.

Metallurgical Development Activities

In late 2013, SGS was selected to complete the remaining evaluative bench test metallurgical work for the Strange Lake mineralization. This remaining test work is expected to be completed by the end of March to early April 2014. SGS has provided Quest with a proposal to undertake construction and management of the mini- and full-scale pilot plant activities on Strange Lake materials. This work is expected to commence in June-July 2014. This metallurgical work has led to the development of a revised processing flowsheet that is believed to have a substantial impact on reduction to the capital costs and operating costs related to the process plant portrayed by Quest’s PFS for the Strange Lake development. These parameters are currently being evaluated and will be reported when available.

Testing was focused on the elimination of impurities such as aluminum (Al), iron (Fe), titanium (Ti) and other metals from the rare earth (RE) pregnant leach solution (PLS) prior to precipitation of the RE concentrate. This work is expected to lead to a cleaner metal-bearing solution and to facilitate product separation. This work is progressing and shows important improvements from the process assumptions portrayed in the PFS.

Flotation concentration tests are also being undertaken as a means of reducing the volume of mined material shipped from the Strange Lake operation to Quest’s proposed process plant in Bécancour, southern Québec. The targeted reduction in volume of mined material shipped is 45-60% and targeted rare earth product recoveries are 90-95%. Test results to-date have been highly encouraging.

Engineering

Preparation for the bidding process for FS and for EPCM (“Engineering, Procurement, Construction and Management”) work was continuing at the end of the fiscal quarter. Options for which consulting engineering contractor would be best suited to the requirements of the Strange Lake project will be evaluated.

Strategy and Marketing

Quest commenced the development of its corporate marketing strategy to evaluate the viability of the project concept proposed by the PFS. The intent of the strategy is to optimize all aspects of the project engineering and to refine our product delivery strategy. The process will also provide vision for a phased project development approach as a means of reducing project operating and capital requirements and to mitigate supply shocks that may have occurred for the production rate proposed in the PFS. This work is on-going but has identified the rare earth oxides to produce and product markets into which the project should optimally deliver to maximize operating returns and mitigate operating risks.

Expenditures by Material Component

For the quarter ended January 31, 2014, Quest had incurred a total of $2,171,166 in exploration expenditures on the Québec Strange Lake Project compared to $6,262,682 for the quarter ended January 31, 2013. The following table breaks down the capitalized expenditures by its material components.

	Q1-2014	Q1-2013
Geological Surveys	$66,744	$127,200
Drilling	$61,443	$49,435
Prefeasibility Studies	$1,331,429	$4,322,976
Feasibility Studies	$76,070	$1,636,883
Metallurgical Work	$274,854	—
Environmental & Permitting	$258,461	—
Other	$102,165	$126.188

Total	$2,171,166	$6,262,682

Exploration Activities

Current Exploration Work

Quest is currently filing an application for a Mining Lease for its B Zone Rare Earth Deposit at Strange Lake with Québec Government authorities. This process may take up to 12 months before the mining lease is granted to Quest.

Future Exploration Work

Planning for a diamond drill program to test new rare earth targets on the property is being undertaken. This work will be executed during the summer exploration season.

Strange Lake Rare Earth Project, Newfoundland and Labrador

Alterra – Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest can earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra and by incurring mining exploration expenditures of $500,000 in the aggregate, both over a period of three years. Further, upon completing all of the payments mentioned above, Quest has an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims.

During the year ended October 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed.

Current Work and Future Exploration Activities

As at January 31, 2014 a 50:50 joint venture with Search and Alterra had not been formed. Discussions with Search Minerals Inc. are ongoing.

Misery Lake Rare Earth Project, Québec

The Misery Lake Property consists of a single claim block comprising 444 claims all located in Québec. The property is located 120 km south of the Strange Lake Project and covers a total of 21,791 hectares. During the quarter ended January 31, 2014, a total of 480 claims covering 23,065 hectares were allowed to lapse. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5 , 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work and Future Exploration Activities

A winter program of diamond drilling on the property has been formulated. This work will target new and existing rare earth targets (see Appendix 1) on the property. A minimum of 2,100 metres of drilling is expected to commence in March 2014.

Appendix 1: Composited Drilling Highlights, 2010 to 2012

Hole ID	From (m)	To (m)	Length (m)	Sample Number	TREO%	LREO%	HREO%
ML11009	15.42	33.63	18.21	composited	0.626	0.526	0.100
ML11009	38.7	69.5	30.8	composited	0.610	0.514	0.096
ML11009	113	149	36	composited	0.556	0.475	0.080

ML11010	39.96	40.4	0.44	127264	6.919	5.785	1.133
ML11010	62.35	62.8	0.45	127281	1.743	1.441	0.302
ML11010	77.25	77.5	0.25	127290	1.275	1.060	0.215
ML11010	167.54	169	1.46	127351	1.746	0.789	0.957
ML11010	180.6	181	0.4	127359	2.681	2.253	0.428
ML11010	285.8	286.15	0.35	127435	0.956	0.827	0.129

ML11011	79.2	79.43	0.23	127549	2.018	1.694	0.324

ML11013	256	258	2	127954	1.436	1.238	0.197

ML11014	163.43	164.9	1.47	128115	0.495	0.405	0.090
ML11014	231	231.4	0.4	128164	0.623	0.527	0.096

ML120015	94.2	94.6	0.4	700049	1.334	0.225	1.109
ML120015	116.7	117	0.3	700201	1.362	0.214	1.149
ML120015	119	120	1	700204	0.700	0.116	0.584

ML12016	47.75	48	0.25	700068	1.110	0.168	0.942
ML12016	51	52.2	1.2	700071	0.630	0.092	0.538
ML12016	70.5	71.2	0.7	700083	0.769	0.106	0.663

ML12017	54.4	56.2	1.8	Composited	2.403	2.085	0.318
ML12017	196.7	237.83	41.13	Composited	0.776	0.658	0.119

ML12018	33	41	8	Composited	0.653	0.093	0.560
ML12018	87	97	10	Composited	0.514	0.074	0.440
ML12018	113	128	15	Composited	0.545	0.090	0.455
ML12018	160	233	73	Composited	0.637	0.098	0.539

ML12019	71	79	8	Composited	0.873	0.728	0.145
ML12019	101	106.9	5.9	Composited	0.631	0.528	0.104

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Project Evaluation and Project Development (PE&PD), Rare Metals – Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador

In December 2012, Quest made a strategic decision to add new rare metals to its existing commodity project portfolio. Quest’s goal is to identify and generate new, world-class projects for molybdenum (Mo), tungsten (W), antimony (Sb), lithium (Li), tin (Sn), indium (In), tantalum (Ta), germanium (Ge) and gallium (Ga). Quest has acquired several government and private geological databases for all eastern Canada. Assessment of exploration data for Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador were used to identify exploration targets for field evaluation.

New Brunswick, Nova Scotia and Newfoundland PE & PD

Field evaluations and data compilation on work performed in New Brunswick, Nova Scotia and Newfoundland was completed. This work has led to the identification of five exploration property opportunities justifying Quest’s exploration involvement. Terms of property agreements for the most promising projects have been formulated and forwarded to the respective property owners for their consideration. These properties are expected to be evaluated in greater detail during the summer-fall exploration period should financial resources be available.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	2014	Year ended October 31, 2013				Year ended October 31, 2012
	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $
Revenues	—	—	—	—	—	43	59,948	—
Net loss and total comprehensive loss	(969,708)	(834,250)	(1,178,527)	(1,042,041)	(927,071)	(1,153,597)	(1,118,348)	(1,971,430)
Basic and fully diluted net income (loss) per share	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.03)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Quarter ended January 31, 2014 compared with the quarter ended January 31, 2013

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at January 31, 2014, the Corporation had a total of $2,798,501 in cash and cash equivalents compared to $15,449,669 in cash and cash equivalents and investments held-to-maturity as at January 31, 2013.

Expenses for the quarter ended January 31, 2014, as detailed in the Interim Consolidated Statements of Comprehensive Loss, totaled $1,074,526 as compared to $1,000,445 for the quarter ended January 31, 2013.

For the quarter ended January 31, 2014, the Corporation reported a net loss of $969,708 as compared to a net loss of $927,071 for the quarter ended January 31, 2013. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $965,996 (2013 – $936,511). The increase of $29,485 related to the following variations:

•	Professional fees increased by $73,355 to $181,593 and related mainly to higher accounting and consulting fees incurred during the quarter as compared $108,238 for the same quarter in 2013.

•

Investor relations expenses totaled $327,638 compared to $446,884 for the quarter ended January 31, 2013. The main components of this net decrease of $119,246, as detailed in note 6 to the condensed interim consolidated financial statements related mainly to the reduction in: travel related costs; salaries and other employee benefits; advertising and conference expenses offset by higher consulting services, listing and stock transfer fees and printing and filing expenses.

•

Administration expenses increased by $75,376 to $456,765 for the quarter ended January 31, 2014 (2013 – $381,389). The main components of this variation, as detailed in note 6 to the condensed interim consolidated financial statements, consisted of: an increase in salaries and other employee benefits; travel related costs and stock-based compensation costs.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the quarter ended January 31, 2014, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $108,530 (2013 – $63,934) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets totaled $2,323,707 for the quarter ended January 31, 2014 (2013 – $6,567,990) and consisted of $2,319,656 (2013 – $6,453,783) in exploration expenses; nil (2013 – $67,141) in acquisition costs; and $4,051 (2013 – $47,066) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $135,000 (2013 – $1,195,000) relating to these expenditures.

For the quarter ended January 31, 2014, finance income totaled $15,294 compared to $76,624 for the quarter ended January 31, 2013. The net decrease of $61,330 was as a result of the decrease in funds on deposit during the quarter ended January 31, 2014 as compared to the quarter ended January 31, 2013.

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at January 31, 2014 and October 31, 2013, the fair value of the investments held for trading was $1,600 resulting in no unrealized loss or gain on investments held for trading compared to an unrealized loss on investments held for trading of $3,250 for the quarter ended January 31, 2013.

Quarter ended January 31, 2013 compared with the quarter ended January 31, 2012

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at January 31, 2013, the Corporation had a total of $15,449,669 in cash and cash equivalents compared to $42,323,611 in cash and cash equivalents and investments held-to-maturity as at January 31, 2012.

Expenses for the quarter ended January 31, 2013, as detailed in the Interim Statements of Comprehensive Loss, totaled $1,000,445 as compared to $914,354 for the quarter ended January 31, 2012.

For the quarter ended January 31, 2013, the Corporation reported a net loss of $927,071 as compared to a net loss of $557,870 for the quarter ended January 31, 2012, after a future income tax recovery of nil (2012 – $161,741).

Professional fees, investor relations and administration expenses totaled $936,511 (2012 – $910,109). The increase of $26,402 related to the following variations:

•	Professional fees decreased by $67,097 to $108,238 and related mainly to lower professional fees incurred during the quarter as compared the same quarter in 2012.

•

Investor relations expenses totaled $446,884 compared to $417,756 for the quarter ended January 31, 2012. The net increase of $29,128 related mainly to increased shareholders’ communication and corporate development expenses.

•

Administration expenses increased by $64,371 to $381,389 for the quarter ended January 31, 2013. The main components of this variation, as detailed in note 6 to the condensed interim consolidated financial statements, consisted of: an increase in salaries and other employee benefits due mainly to the hiring of additional personnel; an increase in rent and office expenses as a result of the relocations to larger premises and related expenses due to the significant increase in Corporation’s activities, offset by a decrease in stock-based compensation costs.

During the quarter ended January 31, 2013, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $63,934 (2012 – $4,245) in impairment charges on its exploration and evaluation assets.

Expenditures on exploration and evaluation assets totaled $6,567,990 for the quarter ended January 31, 2013 (2012 – $4,078,186) and consisted of $6,453,783 (2012 – $3,774,167) in exploration expenses; $67,141 (2012 – $81,364) in acquisition costs; and $47,066 (2012 – $222,655) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $1,195,000 (2012 – $1,431,960) relating to these expenditures.

For the quarter ended January 31, 2013, finance income totaled $76,624 compared to $180,793 for the quarter ended January 31, 2012. The net decrease of $104,169 was as a result of the decrease in funds on deposit during the quarter ended January 31, 2013 as compared to the quarter ended January 31, 2012.

As at January 31, 2013, the fair value of the investments held for trading was $6,500 compared to $9,750 as at October 31, 2012. The corresponding unrealized loss on investments held for trading was $3,250 compared to an unrealized gain of $13,950 for the quarter ended January 31, 2012.

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can develop its Strange Lake ore deposit and discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The economic value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

The Corporation’s main sources of short-term and long-term funding are debt and equity markets, private placements and outstanding warrants and options.

The Corporation’s current cash resources are insufficient to cover budgeted expenditures in fiscal 2014 and additional financing will be required to fund the Feasibility Study and forecast development and operating costs. Management has conducted a comprehensive rationalization of current and planned expenditures and has implemented a series of cost saving measures to reduce and control the professional fees, investor relations and administration expenses. Quest has also identified numerous efficiency and operational improvements to the base case assumptions presented in the Prefeasibility Study which will reduce project capital and operating costs, lessen product supply risks and simplify the process plant design. These improvements will be evaluated in the Feasibility Study work to be initiated in 2014.

Going Concern Uncertainty

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operation. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and development stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurances that management will be successful in securing adequate financing. In addition, while the Corporation’s Prefeasibility Study and development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Feasibility Study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in quarter ended January 31, 2014 and the year ended October 31, 2013 of $969,708 and $3,981,889 respectively. These recurring losses and the need for continued financing to further successful exploration and development activities indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not give effect to any adjustments to the carrying values and classifications of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

Loan Facility

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013 under which the Corporation can borrow up to $4,339,000, representing a proportion of the estimated 2012 QRTC. The Loan Facility is available for draw down, at the Corporation’s discretion, in a maximum of four tranches and any amounts drawn must be repaid on the earlier of (a) April 30, 2014 or (b) upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% (October 31, 2013 – prime plus 5.5%). The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at January 31, 2014, a deed of hypothec in the amount of $4,339,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec on the Corporation’s present and future tax credits.

As at January 31, 2014 and March 14, 2014, $2,000,000 and $4,338,793 respectively had been drawn down pursuant to this Loan Facility.

The Loan Facility contains certain financial and non-financial covenants which were met as at January 31, 2014.

Quarter ended January 31, 2014 compared with the quarter ended January 31, 2013

As at January 31, 2014, the Corporation had cash and cash equivalents of $2,798,501 (2013 – $15,449,669) and $1,600 (2013 – $6,500) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash which comprises most of Quest’s invested capital, presents no significant risk.

As at January 31, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to $1,051,516 (2013 – nil).

The Corporation has no long-term borrowings.

During the quarter ended January 31, 2014, the Corporation raised cash of nil from the exercise of stock options (2013 – $44,250).

Quarter ended January 31, 2013 compared with the quarter ended January 31, 2012

As at January 31, 2013, the Corporation had cash and cash equivalents of $15,449,669 (2012 – $16,932,068), of which nil (2012 – $25,391,543) was invested in Canadian provincial government bonds and AAA-rated Canadian corporate bond securities and $6,500 (2012 – $27,150) was invested in Canadian equity securities pursuant to mining property agreements. The investment in cash and bonds which comprise most of Quest’s invested capital, presents no significant risk.

During the quarter ended January 31, 2013 the Corporation raised cash of $44,250 from the exercise of stock options (2012 – nil).

Outstanding Share Data

As at March 14, 2014, there were 67,553,711 common shares, stock options in respect of 4,864,167 common shares, 300,000 deferred share units, 110,000 restricted share units and 506,000 warrants and 203,094 broker compensation options in respect to the July 2013 financing outstanding.

Commitments

On November 5, 2013, QTM entered into an option agreement with La Société du Parc Industriel et Portuaire de Bécancour (the “Agreement”). Under the Agreement, QTM has the right to purchase land in the Bécancour Port industrial site to build a processing facility for the ore from Strange Lake. The option is for a period of one year and can be extended by QTM up to an additional three years to November 2017 in five increments of six months each. QTM can cancel the Agreement at any time.

Payments made under the Agreement may be offset and deducted against the eventual purchase price once the option is exercised. QTM therefore capitalizes the option payments as they are made until such time as either its option is exercised, cancelled or allowed to lapse.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of certain directors of the Corporation to carry out professional services in connection with exploration and evaluation assets. For the quarter ended January 31, 2014, the total amount charged for mining consulting services by George Potter, a director of the Corporation and incurred in the normal course of business, was $18,750 (2013 – $18,750) and was recorded in exploration and evaluation assets. All services were made on terms equivalent to those that prevail with arm’s length transactions.

During the quarter ended January 31, 2014, the Corporation incurred fees in the amount of $69,572 (2013 – $176,455) to Heenan Blaikie LLP a law firm in which Neil Wiener, an officer and director of the Corporation, was a partner. These fees were incurred in the normal course of operations for general corporate matters of which $57,692 was recorded in professional fees, $373 was recorded in investor relations and $11,507 was recorded in exploration and evaluation assets (2013 – $56,392, nil and $120,063 respectively). All services were made on terms equivalent to those that prevail with arm’s length transactions. As at January 31, 2014 an amount of $26,711 (October 31, 2013 – $52,731) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Excluding the amounts reported above, during the quarters ended January 31, 2014 and 2013, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2014	2013
	$	$
Salaries, employee benefits	197,893	172,439
Directors’ fees	53,750	53,750
Stock compensation	89,619	(5,071)

Total compensation paid to key management personnel	341,262	220,488

Financial Instruments

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital, use its Loan Facility and raise additional funds as needed. The Corporation has not paid any dividends. As well, other than those reported in note 7 to the condensed interim consolidated financial statements, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

The Corporation’s financial instruments consist of cash and cash equivalents, investments, accounts payable and accrued liabilities and loans payable.

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at January 31, 2014. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments.

As at January 31, 2014, the Corporation had a total of $2,798,501 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

The Corporation has a loan facility with Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5%. In addition, the Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of interest rates on amounts earned and payable. Based on the amounts drawn down on its loan facility and its exposures to cash and cash equivalents as at January 31, 2014 and assuming that all other variables remain constant, an increase or decrease of 100 basis points of the interest rate during the quarter would result in a decrease or increase of $198 respectively in comprehensive loss before income taxes.

The rates as at January 31, 2014 for Canadian and U.S. funds ranged from 1.20%-1.50% (October 31, 2013 – range of 1.20%-1.50%) and 0.10% (October 31, 2013 – 0.10%), respectively. The rate as at January 31, 2014 for the Corporation’s loan from Investissement Québec was 8.5% (October 31, 2013 – 8.5%).

Critical Accounting Estimates

The Corporation’s condensed interim consolidated financial statements include estimates and assumptions made by management. Actual results may vary from these estimates. Critical accounting estimates are discussed under Note 2 of the consolidated financial statements for the year ended October 31, 2013.

Changes in Significant Accounting Policies

The Corporation’s significant accounting policies are disclosed under the note 3 of the consolidated financial statements for the year ended October 31, 2013. As a result of adoption of new IFRS standards noted below, there have been no changes in the Corporation’s significant accounting policies during the quarter ended January 31, 2014.

Adoption of New IFRS Standards

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or “recycled”) to profit or loss at a future point in time would be presented separately from items that will never be reclassified such as remeasurement gain (loss) on employee benefits. The Corporation adopted IAS 1 on November 1, 2013 and the amendment affects presentation only and therefore had no impact on the Corporation’s condensed interim consolidated financial statements.

IAS 1 Clarification of the Requirement for Comparative Information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the consolidated financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntary comparative information does not need to be presented in a complete set of condensed interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities. IFRS 10 replaces the parts of previously existing IAS 27, Consolidated and Separate Financial Statements, that dealt with consolidated financial statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changed the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: a) an investor has power over the investee; b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The Corporation adopted IFRS 10 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Corporation adopted IFRS 11 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and structured entities. The Corporation adopted IFRS 12 on November 1, 2013. None of these disclosures requirements are applicable for condensed interim consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, in the absence of such events, the Corporation has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 also defines fair value as an exit price and also requires additional disclosures. The Corporation adopted IFRS 13 on November 1, 2013 and the application of IFRS 13 has not impacted the fair value measurements of the Corporation. See note 10 to the condensed interim consolidated financial statements for the required disclosures.

Risk Factors

Resource exploration and development is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The Corporation has not generated any revenues since its incorporation. The Corporation’s plan of operations involves the implementation and execution of exploration and development programs on its properties. There is no assurance that these exploration and development activities will result in the establishment of commercially-exploitable mineral deposits on these properties. Even if commercially-exploitable mineral deposits are discovered, the Corporation may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Corporation is able to extract. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development plans.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s 2013 Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2013. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2013 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2013 using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2013.

There have been no changes in the Corporation’s design of internal controls over financial reporting during the quarter ended January 31, 2014 that materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar and on the Corporation’s website at www.questrareminerals.com.